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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)

                        Global Payment Technologies, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    37936S109
                                   -----------
                                 (CUSIP Number)

                              Michael J. Shef, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 20, 1998
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240-13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP No. 37936S109                     13D                  Page  2 of  6 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Odyssey Financial Company
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions): WC


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization          New York State

--------------------------------------------------------------------------------
Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      335,000
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        335,000
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
        Instructions)    [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        6.06%
--------------------------------------------------------------------------------
14.     Type of Reporting Person  (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 37936S109                     13D                  Page  3 of  6 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Stephen Katz
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds  (See Instructions):   PF


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization          United States of America

--------------------------------------------------------------------------------
                  7.      Sole Voting Power       726,300 shares (Includes
                                                  300,000 presently exercisable
                                                  options to purchase common
Number of                                         stock owned by Stephen Katz)
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power        0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power  391,300 shares (Includes
Person With                                       300,000 presently exercisable
                                                  options to purchase common
                                                  stock owned by Stephen Katz)
                          ------------------------------------------------------
                  10.     Shared Dispositive Power    335,000
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        726,300 (Includes 300,000 presently exercisable options to purchase common stock owned by Stephen Katz)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.46%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 37936S109                     13D                  Page  4 of  6 Pages

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

     Incorporated by reference to the Schedule 13D filed by the reporting persons on November 18, 1997.

ITEM 2.    IDENTITY AND BACKGROUND.

     Incorporated by reference to the Schedule 13D filed by the reporting persons on May 31, 1996 relating to the securities of Coin Bill Validator, Inc., now known as Global Payment Technologies, Inc. (the "Company").

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 20, 1998, Odyssey Financial Company ("Odyssey") sold 65,000 shares of common stock (the "Common Stock") of the Company. No consideration was paid by Odyssey in connection with the sale of the shares.

     On March 18, 2001, options to purchase 400,000 shares of common stock held by Stephen Katz expired.

     On September 20, 2001, the Company granted Stephen Katz options to purchase 300,000 shares of Common Stock at an exercise price of $3.08 per share. Such options were immediately exercisable and expire on September 19, 2006. No consideration was paid by Stephen Katz in connection with the grant of the options.

ITEM 4.    PURPOSE OF TRANSACTION.

     Odyssey sold 65,000 shares of common stock.

     The 400,000 options expired on March 18, 2001 as provided in the stock option contract between the Company and Stephen Katz. The 300,000 options granted to Mr. Katz on September 20, 2001 were granted pursuant to employee stock option plans maintained by the Company.

     Unless otherwise set forth herein, and excepting the activities of Stephen Katz on behalf of the Company in his official capacities as an officer and director, Stephen Katz has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

CUSIP No. 37936S109                     13D                  Page  5 of  6 Pages

--------------------------------------------------------------------------------

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of December 27, 2001, Odyssey beneficially owned 335,000 shares of Common Stock, comprising 6.06% of the outstanding Common Stock.

     As of December 27, 2001, Stephen Katz beneficially owned 726,300 shares of Common Stock, comprising 12.46% of the outstanding shares of Common Stock, which includes the shares held by Odyssey described above and 300,000 shares of Common Stock which are subject to presently exercisable stock options. No other partner of Odyssey has, other than by reason of such partner's partnership interest in Odyssey, any beneficial interest with respect to the Common Stock.

     (b) Odyssey possesses shared dispositive power as to 335,000 shares of Common Stock, and no voting power with respect to such shares.

     Stephen Katz possesses sole voting and sole dispositive power as to 391,300 shares of Common Stock and sole voting power and shared dispositive power as to the 335,000 shares of common stock owned by Odyssey.

     (c) On September 20, 2001, the Company granted Stephen Katz options to purchase 300,000 shares of Common Stock at an exercise price of $3.08 per share. Such options were immediately exercisable and expire on September 19, 2006.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

     (a) Letter agreement dated May 23, 1996 between Odyssey and Stephen Katz as to the joint filing of this Schedule.*

     * Incorporated by reference to the Schedule 13D filed by the reporting persons on May 31, 1996 relating to the securities of Coin Bill Validator, Inc. now known as Global Payment Technologies, Inc.

CUSIP No. 37936S109                     13D                  Page  6 of  6 Pages

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 6, 2002
                                        ----------------------------------------
                                                          Date


                                        ODYSSEY FINANCIAL COMPANY

                                        By: /s/ Stephen Katz
                                           -------------------------------------
                                             Stephen Katz, General Partner


                                                  /s/ Stephen Katz
                                        ----------------------------------------
                                                      Stephen Katz